June 6, 2017

Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:    AMC Networks Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 24, 2017
File No. 001-35106

Dear Mr. Spirgel:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated May 24, 2017, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 of AMC Networks Inc. (“we” or the “Company”) filed on February 24, 2017.

The Company appreciates the efforts of the Staff in this review process. We acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

For reference purposes, the text of the Staff’s May 24, 2017 letter has been reproduced in this letter with the Company’s responses directly following the reproduced text. The section sub-header and page number in each comment refers to the 8-K filed May 4, 3017.

Form 8-K filed May 4, 2017

1.
We note your presentation of the non GAAP measure “LTM Adjusted Operating Income,” which you define as, reported Adjusted Operating Income for the trailing twelve months. In your next earning release, please revise your presentation to provide the disclosures required by Item 10 (e)(1)(i) of Regulation S-K, including a reconciliation of GAAP operating income for the trailing twelve months to LTM Adjusted Operating income.

Company Response: The Company will amend its presentation of LTM Adjusted Operating Income to include a reconciliation of GAAP operating income to Adjusted Operating Income for the twelve month period then ended. By way of example, the page referencing LTM Adjusted Operating Income of the earnings release included in the Form 8-K filed on May 4, 2017 would be revised as presented in the attached Exhibit (additions and deletions are reflected in underline font and strike-through font, respectively). In addition, please refer to page 3 of such earnings release under the heading “Description of Non-GAAP Measures” for the disclosures required by Item 10 (e)(1)(i) of Regulation S-K, which we will continue to provide in the future.

If you have any questions or comments regarding the enclosed materials, please contact Christian Wymbs, Chief Accounting Officer, at 646-273-3571 or Sean Sullivan, Chief Financial Officer, at 646-393-8135.

Very truly yours,

/s/ Sean S. Sullivan
Sean S. Sullivan
Executive Vice President and
Chief Financial Officer

/s/ Christian B. Wymbs
Christian B. Wymbs
Executive Vice President and
Chief Accounting Officer

cc:    Carlos Pacho
Inessa Kessman
Ivette Leon
Paul Fischer
(Securities and Exchange Commission)

Joshua W. Sapan, President and Chief Executive Officer
James G. Gallagher, Executive Vice President and General Counsel
(AMC Networks Inc.)

John P. Mead, Esq.
(Sullivan & Cromwell LLP)

Frank Albarella
(KPMG LLP)

Exhibit
AMC NETWORKS INC.
SUPPLEMENTAL FINANCIAL DATA
(In thousands)
(Unaudited)

Capitalization	March 31, 2017
Cash and cash equivalents	$403,648
Credit facility debt (a)	$1,202,500
Senior notes (a)	1,600,000
Total debt	$2,802,500

Net debt	$2,398,852

Capital leases	38,610
Net debt and capital leases	$2,437,462

Twelve Months Ended March 31, 2017
Operating Income (GAAP)	$630,420
Share-based compensation expense	43,196
Restructuring expense	32,242
Impairment charges	67,805
Depreciation and amortization	88,639
~~LTM~~ Adjusted Operating Income ~~(b)~~(Non-GAAP)	$862,302

Leverage ratio ~~(c)~~(b)	2.8 x

(a)	Represents the aggregate principal amount of the debt.

~~(b)~~	~~Represents reported Adjusted Operating Income for the trailing twelve months.~~

(b)	Represents net debt and capital leases divided by ~~LTM~~ Adjusted Operating Income for the twelve months ended March 31, 2017.
This ratio differs from the calculation contained in the Company's credit facility.
No adjustments have been made for consolidated entities that are not 100% owned, such as BBC AMERICA.

Free Cash Flow	Three Months Ended March 31,
	2017	2016
Net cash provided by operating activities	$144,870	$167,384
Less: capital expenditures	(20,206)	(12,387)
Less: distributions to noncontrolling interests	(11,712)	(8,968)
Free cash flow	$112,952	$146,029